SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 12, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +415-786-9684 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SCHEDULES THIRD QUARTER 2010 FINANCIAL RESULTS CONFERENCE CALL;

NEW DIRECTOR OF INVESTOR RELATIONS ON BOARD

Hsinchu, Taiwan, October 12, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that it will hold a conference call with investors and analysts at 6:00 PM EDT on Monday, November 15, 2010 (7:00 AM Taiwan time, Tuesday, November 16, 2010) to discuss its third quarter 2010 financial results and management’s outlook for the fourth quarter 2010.

The news release announcing the third quarter 2010 results will be disseminated after the NASDAQ market closes on November 15, 2010.

The conference call will be webcast on the investor relations section of ChipMOS’ website at www.chipmos.com or may be accessed by dialing +1-201-689-8562. The playback will be available 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517. The confirmation ID number to access the replay is 358768.

ChipMOS today also announced that Ms Chesha Gibbons was engaged in September 2010 as Director of Investor Relations, to enhance investor relations efforts in the U.S. Ms. Gibbons has extensive investor relations and corporate communications experience working with several prominent companies in California’s Bay Area since 1997, including OmniVision and UTStarcom.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.